Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars)

Baja Mining Corp.
Consolidated Balance Sheets - Unaudited
As at June 30, 2012 and December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

	June 30,	December 31,
	2012	2011

ASSETS
Cash and cash equivalents	37,504	39,625
Short-term deposits	3,200	33,068
Other current assets (note 3)	39,108	21,646
Current assets	79,812	94,339

Restricted cash (note 4)	8,563	31,150
Deposits	10,911	2,501
Inventory (note 5)	2,901	3,451
Deferred financing costs (note 6)	1	24,810
Property, plant and equipment (note 7)	760,683	605,038
Derivative asset (note 11)	14,294	5,695

Total assets	877,165	766,984

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	108,492	49,452
Current portion of environmental liabilities (note 8)	327	352
Current portion of senior debt (note 9)	359,879	152,018
Current portion of subordinated debt (note 10)	113,814	9,360
Current portion of derivative liabilities (note 11)	27,284	42,890
Current liabilities	609,796	254,072

Environmental liabilities (note 8)	21,471	15,762
Subordinated debt (note 10(d))	154,819	233,797
Derivative liabilities (note 11)	-	6,818
Other liabilities	4,545	2,336

Total liabilities	790,631	512,785

Share capital (note 12)	291,487	289,755
Contributed surplus	110,999	109,168
Deficit	(257,540)	(135,250)
Accumulated other comprehensive income	4,638	5,157

Equity attributable to shareholders of the Company	149,584	268,830
Non-controlling interests	(63,050)	(14,631)

Total equity	86,534	254,199

Total liabilities and equity	877,165	766,984

Nature of operations, going concern and subsequent events (note 1)
Commitments and contingencies (note 16)

Approved by the Board and authorized for issue on August 10, 2012.

/s/ Wolf Seidler	Director	/s/ C. Thomas Ogryzlo	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three and six months ended June 30, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

Consolidated Statements of Operations - Unaudited

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Expenses
General and administration (note 13)	5,870	5,972	11,508	10,563
Research	4	349	63	516
Impairments (notes 5, 6 and 7)	188,095	1,746	188,095	2,746

Loss before other items	(193,969)	(8,067)	(199,666)	(13,825)

Foreign exchange gain (loss)	1,483	(2,524)	(836)	(7,948)
Fair value adjustment on derivative instruments (note 11)	53,051	5,565	31,034	(25,655)
Finance income	-	121	320	273
Finance cost	(465)	(21)	(333)	(36)

Loss before tax	(139,900)	(4,926)	(169,481)	(47,191)

Taxation expense	(616)	(599)	(1,235)	(1,106)

Loss for the period	(140,516)	(5,525)	(170,716)	(48,297)

Loss for the period attributable to:
Shareholders of the Company	(100,946)	(5,764)	(122,290)	(38,578)
Non-controlling interests	(39,570)	239	(48,426)	(9,719)

Loss per share –
Basic	(0.30)	(0.02)	(0.36)	(0.11)
Diluted	(0.30)	(0.02)	(0.36)	(0.11)

Weighted average number of shares outstanding –
Basic	340,187,750	336,530,195	339,821,211	335,596,826
Diluted	340,187,750	336,530,195	339,821,211	335,596,826

Consolidated Statements of Comprehensive Loss – Unaudited

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Loss for the period	(140,516)	(5,525)	(170,716)	(48,297)

Other comprehensive income
Currency translation adjustment	(5,822)	2,601	(512)	9,434

Total comprehensive loss	(146,338)	(2,924)	(171,228)	(38,863)

Total comprehensive loss attributable to:
Shareholders of the Company	(106,773)	(3,163)	(122,809)	(29,144)
Non-controlling interests	(39,565)	239	(48,419)	(9,719)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Equity - Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total

Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Loss for the period	-	-	-	(38,578)	-	(38,578)	(9,719)	(48,297)
Currency translation adjustment	-	-	-	-	9,434	9,434	-	9,434
Exercise of stock options	2,675,000	3,336	(2,218)	-	-	1,118	-	1,118
Stock-based compensation expense	-	-	4,916	-	-	4,916	-	4,916
Exercise of warrants	101,813	203	(99)			104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,073)	-	-	(1,073)	-	(1,073)
Fair value differential of Baja funding loan	-	-	921	-	-	921	-	921
Balance – June 30, 2011	336,949,900	287,568	104,594	(185,340)	21,311	228,133	(32,855)	195,278
Income for the period	-	-	-	50,090	-	50,090	18,228	68,318
Currency translation adjustment	-	-	-	-	(16,154)	(16,154)	(4)	(16,158)
Exercise of stock options	1,828,750	2,187	(1,415)	-	-	772	-	772
Stock-based compensation expense	-	-	3,096	-	-	3,096	-	3,096
Fair value differential of loans from non-controlling interests	-	-	(248)	-	-	(248)	-	(248)
Fair value differential of Baja funding loan	-	-	3,141	-	-	3,141	-	3,141
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the period	-	-	-	(122,290)	-	(122,290)	(48,426)	(170,716)
Currency translation adjustment	-	-	-	-	(519)	(519)	7	(512)
Exercise of stock options	450,000	610	(431)	-	-	179	-	179
Stock-based compensation expense	-	-	895	-	-	895	-	895
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	1,624	-	-	1,624	-	1,624
Balance – June 30, 2012	340,213,025	291,487	110,999	(257,540)	4,638	149,584	(63,050)	86,534

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows - Unaudited
For the six months ended June 30, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

		Six months ended
		June 30,
	2012	2011

Cash flows from operating activities
Loss for the period	(170,716)	(48,297)
Items not affecting cash
Depreciation and accretion	1,424	1,617
Stock-based compensation expense	641	3,206
Unrealized foreign exchange	(566)	7,994
Fair value adjustment on derivative instruments	(31,034)	25,655
Impairment charges	188,095	2,746
Income tax provision	1,235	1,106
	(10,921)	(5,973)

Special warrants liability payment	-	(333)
Net changes in working capital balances
Other current assets	(1,539)	(275)
Accounts payable and accrued liabilities	(314)	1,143
	(12,774)	(5,438)

Cash flows from investing activities
Redemption of (investment in) short term deposits	30,196	(33,515)
Acquisition of property, plant and equipment	(205,930)	(131,903)
Increase in value-added tax recoverable	(15,328)	(7,811)
Reduction of restricted cash	22,555	97,844
Increase in other long-term liabilities	-	681
Increase in deposits	(8,411)	(8,473)
Increase in inventory	(264)	-

	(177,182)	(83,177)

Cash flows from financing activities
Net proceeds from issuance of common shares	1,044	1,222
Expenditure on deferred financing costs	(715)	(1,043)
Proceeds from subordinated debt	7,470	57,437
Proceeds from senior debt	180,000	-

	187,799	57,616

Effect of exchange rate changes on cash and cash equivalents	36	786

Decrease in cash and cash equivalents	(2,121)	(30,213)
Cash and cash equivalents - Beginning of period	39,625	48,151

Cash and cash equivalents - End of period	37,504	17,938

Supplemental cash flow information (note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). As at June 30, 2012, Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption. During the six-month period ended June 30, 2012, the Company incurred a loss of $170,716 and as at June 30, 2012, the accumulated deficit attributable to shareholders amounted to $257,540. As at June 30, 2012, the Company’s consolidated working capital deficit was $529,984.

In April 2012, the Company determined that the forecasted cost to complete the Boleo Project could be $1,667,000, which significantly exceeds the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000). During the same month three members of the Board of Directors resigned, leaving the Company with only three Board members. However, in May 2012 the Board of Directors was reconstituted, adding two returning members and two new members. Immediately following the change, the CEO (also a board member) resigned and the Company’s leadership changed.

During this period the Company was under significant financial strain and the Company employed a rigorous liquidity management process. With cooperation from various of the project vendors, the Company has been able to continue to advance overall construction. However, the schedule remains under pressure to meet existing targets and the Company withdrew all previous guidance with regards to production targets, until such time as a proposed funding solution has been completed and full-scale development resumed.

In order to ease the pressure on the copper circuit construction schedule, the Company is advocating the deferral of the cobalt and zinc circuits of the Project. Agreement by lenders and the Consortium is required prior to finalizing such a change.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

The Company was unable to finance the funding shortfall within 60 days of identifying the forecasted cost overruns and the Company is in an Event of Default as defined in the Company’s senior lending agreements. As a result, the Company is unable to access any of the previously approved senior debt facilities. However, the Company was successful in negotiating a standstill agreement with MMB’s senior lenders, whereby the lenders agreed to refrain from exercising rights and remedies available to them under the senior lending agreements. The original standstill agreement expired on August 1, 2012 and a second standstill agreement expires on September 15, 2012 (note 1(a)(ii)).

The Company was also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt (note 10(a)) and Baja funding loan (note 10(b)), due to the fact that MMB’s liabilities exceeded the carrying value of its assets as at June 30, 2012.

Should the Company remain in an Event of Default at the expiration of any standstill agreement as a result of this (or any other arising) defaults, the lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities (notes 9, 10(a) and 10(b)). The facilities that may be subject to accelerated payment are the senior debt, the KDB subordinated debt, the Baja funding loan and those relating to the derivative liability (note 11(b)), all totalling $491,300 on the consolidated balance sheet.

In an effort to find suitable funding solutions, the Company retained BMO Capital Markets to canvas and evaluate possible sources of funding (the “BMO Process”). Non-disclosure agreements were signed by a number of parties who expressed interest at the time. However, no proposals were received that could reasonably be completed given the limited liquidity of the Company.

Subsequent to the period-end, the Company announced that MMB obtained a proposed $90,000 of interim financing, to be provided by the Consortium in Stage I of the proposed funding solution. In Stage II, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project (note 1(a)(i)).

The Consortium, subject to the approval of the boards of directors and/or senior management of the respective members of the Consortium (the “Consortium Approvals”), agreed to contribute $90,000 to MMB prior to August 30, 2012. The revised standstill agreement (note 1(a)(ii)), also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I financing by August 20, 2012. The contribution of at least $45,000 of the total $90,000 commitment will result in an immediate reduction in Baja’s interest in MMB from 70% to 49% (a reduction of 21%).

In the event that Baja’s interest in MMB reduces to less than 50%, control of MMB will be transitioned to the Consortium, and changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB, which will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

If the entire $90,000 is not funded by the Consortium on or about August 30, 2012, the Consortium’s interest will revert to 30%, and any MMB board and management changes will be reversed. Regardless of any changes in the Company’s interest in MMB, the Company remains liable for all of MMB’s senior borrowings, as well as the KDB Subordinated debt, under the current terms of the guarantee agreement.

There may be a range of consequences should the Company’s interest in MMB change. Should the Company cease to control MMB, itt may need to deconsolidate applicable assets and liabilities of MMB and will have to assess the accounting impact of any guarantees provided by Baja relating to MMB’s debt.

The Stage I funding is intended to give the Consortium members time to complete an evaluation of the Boleo project and decide if they wish, in their sole discretion, to commit to contributing the further funding necessary to bring the Boleo project to completion. Under the terms of the agreement, the Consortium is required to make its decision with regards to the Stage II financing by August 30, 2012.

The decision is subject to further due diligence by the Consortium and agreement with MMB’s lenders with respect to the re-activation of its credit facilities. If the Consortium does not contribute the entire $90,000 Stage I funding, or if it elects not to proceed with the Stage II funding, Baja expects that it will recommend to MMB that it proceed with an orderly shutdown of operations at the Boleo project to seek to preserve value for Baja’s stakeholders.

  If the Consortium elects to proceed with the Stage II funding, Baja will have a right to contribute to such funding, subject to contributing a minimum of $10,000 and a contribution which would result in it holding a maximum 40% interest in MMB. Baja may raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering.

  If Baja makes no contribution to the Stage II funding, Baja’s interest in MMB will be reduced from 49% to 10%. In addition, if the total equity costs to complete the project exceed US$443,390,000 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted at an accelerated rate.

  If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. If Baja fully exercises its Stage II participation right, it would be required to contribute approximately US$341,069,000 to retain a maximum 40% interest in MMB.

Baja will have 60 days to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right.

During the quarter ended June 30, 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner seeks, among other reliefs, special and punitive damages in the amount of Cdn$260,000 (note 16(e)).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Amongst other factors, as mentioned above, the Company’s ability to continue as a going concern is dependent upon the following critical factors: (i) the completion of Stage I of the proposed funding solution by August 20, 2012; (ii) an election by the Consortium to complete Stage II of the proposed funding solution prior to August 30, 2012; (iii) approval by the senior lenders of the proposed funding solution; (iv) reinstatement of the remaining senior debt facilities and cost overrun facilities; (v) completion of development of its Boleo Project; and (vi) establishing profitable operations. The success of these factors cannot be assured.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

a)	Subsequent events

i)	On July 26, 2012, the Company announced that MMB potentially obtained $90,000 of interim financing, to be provided by the Consortium.

The Consortium, subject to Consortium Approvals, has agreed to contribute $90,000 to MMB on or about August 30, 2012 in Stage I of the proposed funding solution. The contribution of $45,000 of the total $90,000 commitment will result in an immediate reduction in Baja’s interest in MMB from 70% to 49%.

In stage II, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project. The Consortium’s obligation to provide the $90,000 of interim financing is subject to extension by MMB’s lenders of the existing standstill period to September 30, 2012 (note 1(a)(ii)).

Both stages of financing involve significant dilution to Baja’s interest in MMB. Further, there is no certainty that the Project will be completed, as the Consortium may elect not to complete the Stage I financing, and may determine that it does not wish to proceed with Stage II.

As noted in note note 1(a)(ii), the revised standstill agreement will terminate, should the Stage I financing not be completed by August 20, 2012.

ii)

Effective August 1, 2012, the Company’s senior lenders agreed to an extension on the previously disclosed standstill agreement, whereby the lenders agreed that they will not exercise the rights and remedies available to them (note 9) during the standstill period, which will expire on September 15, 2012 or terminate on August 20, 2012 in the event that the Stage I financing is not completed.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation, critical accounting estimates and assumptions

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which were prepared in accordance with IFRS as issued by the IASB.

a)	Critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Estimated environmental liabilities

The Company’s asset retirement obligation represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

(ii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value (including those related to future commodity prices and volatility thereof) could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  The Company’s cost overrun facility represents a purchased put option (note 11(a));

  Zero cost collar copper hedges (note 11(b)); and

  Mandatory prepayment options on the Baja funding loan (note 11) and on the Export-Import Bank of the United States (“US Exim”) facility (note 11).

(iii)	Fair value of senior and subordinated debt with demand feature

These estimates include management’s best estimate of the probable amount and timing of cash flows.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation, critical accounting estimates and assumptions (continued)

a)	Critical accounting estimates and assumptions (continued)

(iv)	Measurement of the Refundable deposit liability

A refundable deposit liability is refundable to the Consortium should a decision be made not to produce manganese from the Boleo project by later of May 31, 2013 and economic completion. The Company can not accurately predict the outcome or possibility of this decision or the affect of the proposed funding solution with the Consortium (note 1(a)(i)).

(v)	Fair value of loans from non-controlling interests

The loans from non-controlling interests meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used (including assumptions related to future commodity prices and operating costs) could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

(vi)	Impairment, economic recoverability and probability of future economic benefits from property, plant and equipment

Management has assessed impairment of the property, plant and equipment by means of a discounted cash flow model. Significant assumptions used in this model include, among other factors, future commodity prices, timing of production and cash flows, future capital spending and operating costs as well as a risk-adjusted discount rate. Any changes in these assumptions may result in further impairment.

Management has estimated that the remaining carrying value of property, plant and equipment that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

3	Other current assets

	June 30,	December 31,
	2012	2011

Prepaid expenses	140	247
Value-added tax recoverable	36,129	20,801
Other receivables	2,839	598

	39,108	21,646

The Company expects to fully recover its receivables, including its value-added tax recoverable and therefore, no allowance has been recorded against these receivables.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Restricted cash

	June 30,	December 31,
	2012	2011

Construction funds (a)	5	24,271
Reclamation fund	4,900	4,900
Amounts restricted through credit facilities	1,981	1,979
Amounts restricted for employee liabilities	1,677	-

	8,563	31,150

a)

As required under the senior debt arrangement signed on September 28, 2010 (note 9), the Company set up certain trust accounts for project funding. Funds from this account may be drawn on a monthly basis, based on approved cash flow projections, and used only on the Boleo Project.

5	Inventory

	June 30,	December 31,
	2012	2011

Stockpiled ore	-	814
Development consumables	2,901	2,637

	2,901	3,451

During the period, the Company developed and implemented revised grade control and stockpile programs. Previously recognized stockpile inventory (which had not been subject to the revised grade control program) in the amount of $1,402 was written off.

6	Deferred financing costs

Balance – December 31, 2011	24,810
Additions	1,159
Transfer to senior debt (notes 9(b) - (d))	(10,421)
Impairment	(15,542)
Foreign exchange adjustment	(5)

Balance – June 30, 2012	1

The Company considered the uncertainty surrounding its ability to reinstate the Company’s senior and subordinated debt facilities (notes 1, 9 and 10) and impaired all but $1 of deferred financing costs. As the Company remains committed to completing a suitable funding solution (note 1(a)(i)) and reinstating its debt facilities, it will continue to monitor future economic benefits that may arise from the previously recognized transaction costs.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

7	Property, plant and equipment

	Plant and	Construction	Mineral
	equipment	in progress	properties	Total
Cost

Balance – December 31, 2011	54,787	346,174	211,189	612,150
Additions	4,063	216,899	46,032	266,994
Borrowing costs capitalized	-	-	59,979	59,979
Share-based payments capitalized	-	-	254	254
Asset retirement obligation change in estimate	-	-	5,465	5,465
Transfer between categories	41,939	(41,939)	-	-
Foreign currency translation	(10)	-	(18)	(28)
Impairment	-	-	(171,151)	(171,151)

Balance – June 30, 2012	100,779	521,134	151,750	773,663

Accumulated depreciation

Balance – December 31, 2011	(7,112)	-	-	(7,112)
Depreciation	(5,880)	-	-	(5,880)
Foreign currency translation	12	-	-	12

Balance – June 30, 2012	(12,980)	-	-	(12,980)

Net carrying value
At December 31, 2011	47,675	346,174	211,189	605,038

At June 30, 2012	87,799	521,134	151,750	760,683

During the quarter ended June 30, 2012, the Company identified a significant forecasted cost overrun on the Boleo Project (note 1), which subsequently led to a significant decline in the Company’s market capitalization. In light of these events, the Company recorded an impairment loss of $171,151against its property, plant and equipment in the statement of operations. The impairment is based on the estimated value in use of a single cash-generating unit - the Boleo Project, located in Mexico.

In estimating the value in use, management applied a discounted cash flow approach, which contemplated a weighted average copper price of $2.89 and a pre-tax discount rate of 12.3%, based on a combination of external sources and internal information. Estimated cash flows reflect expected revenue and operating expenditure during the 23 years of planned operations, in accordance with the verified project plan.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

8	Environmental liabilities

Balance – December 31, 2011	16,114
Accretion of discounted liability for the period	219
Change in estimate – estimated cash flows (a)	1,343
Change in estimate – discount rate (b)	4,122

Balance – June 30, 2012	21,798

Current balance	327

Long-term balance	21,471

a)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

b)	The Company has adjusted its environmental liabilities for a change in the risk-free discount rate, which was 2.33% at June 30, 2012 (December 31, 2011 – 2.49%).

The Company estimated as at June 30, 2012 that the undiscounted closure costs would amount to $37,731 over an estimated remaining project life in excess of 23 years.

9	Senior debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by the Korean Consortium for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Following the required contributions by the Company and the Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 11), each of the facilities may be drawn down pro-rata, except Export-Import Bank of the United States (“US Exim”) facilities which are subject to eligibility requirements. The Company satisfied all conditions precedent in the fourth quarter of 2011 and commenced draw down of the senior debt facilities.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities.

The Company was not in compliance with all covenants associated with its senior debt facilities at June 30, 2012. During the quarter ended June 30, 2012, the Company identified forecasted cost overruns on the Boleo Project that exceeded the Company’s available funding (notes 1 and 11). Under the terms of the senior debt agreements, the identified forecasted cost overrun represents an Event of Default as it was not remedied within 60 days of identifying the forecasted cost overruns.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

In an Event of Default, the lenders have the right to exercise any combination of the following rights:

  To cancel the total commitments available to the Company;

  To declare that all or part of the loans, together with accrued interest, be immediately due and payable;

  To declare that all or part of the loans be payable on demand;

  To terminate or close out the hedging transactions (note 11); and

  To exercise any other rights or remedies available to the senior lenders when a default is continuing.

On June 19, 2012, the Company entered into a Standstill Agreement with the Korean Consortium and its senior lenders whereby the lenders agreed that they will not exercise the rights available to them during the standstill period ending on August 1, 2012.

As at June 30, 2012, the Company was in an Event of Default. As a result, the liabilities are to be presented as part of current liabilities since the Company does not have the unconditional right to defer settlement of these balances for at least twelve months. Consequently, the Company presents all senior debt balances, the US Exim mandatory prepayment derivative and the hedge liability as current liabilities at June 30, 2012.

Since the continuing Event of Default is considered to give rise to a demand feature under the terms of the senior debt agreements, the fair value of financial liabilities is equal to the amount payable on demand. Management has determined that the face value of the relevant senior debt facilities approximates their fair value as at June 30, 2012. The change in estimate of amortized cost was recorded as accelerated accretion through Property, plant and equipment (note 7).

Until the resolution of the Event of Default, the Company is prevented from drawing on available senior debt facilities (note 1).

Effective August 1, 2012, a second Standstill Agreement was extended to September 15, 2012 (note 1(a)(ii)). The revised standstill agreement also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I financing (note 1(a)(i)) by August 20, 2012.

	June 30,	December 31,
	2012	2011

Export-Import Bank of the United States (a)	126,491	103,916
Export Development Canada (b)	121,591	24,935
Korean Development Bank (c)	71,872	14,882
Commercial Banks (d)	39,925	8,285
Cost Overrun Facility (e)	-	-

	359,879	152,018

Current balance	359,879	152,018

Long-term balance	-	-

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

a)	Senior debt – Export-Import Bank of the United States

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest is accrued and added to the principal outstanding, until the final economic completion date of the Boleo Project (as defined in the lending agreement). The exposure fee is added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date.

During the construction period, while the Company is not in an Event of Default, interest is accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every six months. In addition, from November 26, 2010, the Company accrues commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

The mandatory cash sweep mechanism included in the US Exim loan represents an embedded derivative, which has been separated from the host instrument (note 11).

	Face value	Amount
		recognized

Balance - December 31, 2011	126,518	103,916
Interest accrued (net of interest payments)	(27)	(27)
Accretion of discounted liability for the period	-	22,602

Balance – June 30, 2012	126,491	126,491

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months. Until the earlier of June 30, 2013 and economic completion, and unless the Company is an Event of Default, interest is accrued and added to the principal outstanding. Thereafter, interest will be payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

b)	Senior debt – Export Development Canada (continued)

	Face value	Amount
		recognized

Balance - December 31, 2011	26,344	24,935
Contributions	93,104	93,104
Financing costs (note 6)	-	(5,292)
Capitalized interest	1,782	1,782
Interest accrued	361	361
Amortization of financing costs	-	6,701

Balance – June 30, 2012	121,591	121,591

c)	Senior debt – Korean Development Bank

KDB has provided the Company with a debt facility of up to $90,000. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2011	15,804	14,882
Contributions	55,862	55,862
Financing costs (note 6)	-	(3,340)
Interest accrued	206	206
Amortization of financing costs	-	4,262

Balance – June 30, 2012	71,872	71,872

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) agreed to provide $50,000 of senior debt to the Company. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior debt facilities (continued)

d)	Senior debt – Commercial Banks (continued)

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2011	8,778	8,285
Contributions	31,034	31,034
Financing costs (note 6)	-	(1,789)
Interest accrued	113	113
Amortization of financing costs	-	2,282

Balance – June 30, 2012	39,925	39,925

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 16). The Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, payable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company accrues commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which are payable every three months.

The cost overrun facility cannot be drawn unless the Company has sufficient financing to fund all of the projected costs of the Boleo Project. Accordingly, the Company is currently unable to draw on the cost overrun facility.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated debt facilities

	June 30,	December 31,
	2012	2011

Subordinated debt - KDB (a)	52,108	49,301
Funding loan - Consortium (b)	52,028	42,269
Refundable deposit liability (c)	9,678	9,360
Loans from non-controlling interest (d)	154,819	142,227

	268,633	243,157

Current balance	113,814	9,360

Long-term balance	154,819	233,797

a)	Subordinated debt – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility ranks subordinate to all senior debt in right of payment and security and bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan. The facility is repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and mandatory cash sweeps. Accrued interest is payable six months in arrears. In addition, the Company accrues commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which are payable on the last day of every six-month period ending June 30 or December 31 of each year.

As at June 30, 2012, the Company was under an Event of Default with regards to the KDB Subordinated debt due the fact (amongst others) that MMB’s liabilities exceed the carrying values of its assets.

As a result of the Event of Default, the KDB Subordinated debt facility is presented as part of current liabilities. Since the continuing Event of Default is considered to give rise to a demand feature under the terms of the debt agreement, the fair value of the financial liability is equal to the amount payable on demand. Management has determined that the face value of the KDB Subordinated debt approximates its fair value as at June 30, 2012. The change in estimate of amortized cost was recorded as accelerated accretion through Property, plant and equipment (note 7).

	Face value	Amount
		recognized

Balance - December 31, 2011	50,821	49,301
Interest accrued	1,287	1,287
Amortization of financing costs	-	1,520

Balance – June 30, 2012	52,108	52,108

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated debt facilities (continued)

b)	Funding loan – Consortium

As part of its acquisition of 30% of MMB in 2008, the Consortium was required to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s project funding contribution. This facility ranks subordinate in right of payment and security to all senior debt and the KDB subordinated loan (notes 9 and 10(a)), and bears interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities, will accrue interest at the six-month average LIBOR plus 5.5%.

The facility is repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest is added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 11).

Under the terms of the Baja funding loan, the Consortium had a right to declare the facility due and payable as at June 30, 2012 due to the fact (amongst others) that MMB’s liabilities exceed the carrying values of its assets.

Due to this demand feature at June 30, 2012, the Baja funding loan is presented as part of current liabilities. In addition, due to the demand feature, the fair value of the Baja funding loan is equal to the amount payable on demand. Management has determined that the face value of the Baja funding loan approximates its fair value as at June 30, 2012. The change in estimate of amortized cost was recorded as accelerated accretion through Property, plant and equipment (note 7).

	Face value	Amount
		recognized

Balance - December 31, 2011	50,946	42,269
Interest accrued	1,082	1,082
Accretion of discounted liability for the period	-	8,677

Balance – June 30, 2012	52,028	52,028

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated debt facilities (continued)

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the later of May 31, 2013 and economic completion. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment regarding a decision to proceed with the development of manganese could likely be made on or earlier than December 31, 2012. There has been no change in this estimate as of June 30, 2012.

	Face value	Amount
		recognized

Balance - December 31, 2011	10,000	9,360
Accretion of discounted liability for the period	-	318

Balance – June 30, 2012	10,000	9,678

Current balance	10,000	9,678
Long-term balance	-	-

d)	Loans from non-controlling interests

In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

	Face value	Amount
		recognized

Balance – December 31, 2011	146,275	142,227
Contributions	7,470	5,846
Interest accrued	6,687	6,687
Accretion of liability premium for the period	-	59
Balance – June 30, 2012	160,432	154,819

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments

	June 30,	December 31,
	2012	2011

Louis Dreyfus put option (a)	14,294	5,695

Derivative assets	14,294	5,695

Hedge liability (b)	27,284	29,966
Mandatory prepayment – Baja funding loan (note 10(b))	-	6,818
Mandatory prepayment – US Exim facility (note 9(a))	-	12,924

Derivative liabilities	27,284	49,708

Current balance	27,284	42,890
Long-term balance	-	6,818

The Company was not in compliance with all covenants associated with its senior debt facilities and was under an Event of Default at June 30, 2012. Based on the remedies and rights available to the senior lenders in an Event of Default, management determined that the US Exim facility contained a demand feature as at June 30, 2012 and that the fair value of the mandatory prepayment option associated with the US Exim facility approximated $Nil.

Similarly, under the terms of the Baja funding loan, the Consortium had a right to declare the facility due and payable as at June 30, 2012. Based on the remedies and rights available to the Consortium, management determined that the Baja funding loan contained a demand feature as at June 30, 2012 and that the fair value of the mandatory prepayment option associated with the Baja funding loan approximated $Nil.

As a result of the above, the Company is required to present the US Exim mandatory prepayment derivative, the Baja funding loan mandatory prepayment derivative and the hedge liability as current liabilities at June 30, 2012.

a)	Louis Dreyfus put option

The Company satisfied its contribution to the cost overrun facility (note 9(e)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize. The resulting fair value gains of $147 and $8,599 and for the three and six months ended June 30, 2012, respectively was recognized in the Consolidated Statement of Operations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments (continued)

a)	Louis Dreyfus put option (continued)

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia (note 16(c)).

Should the Company be unable to utilize the facility, due to either an inability to finance the funding shortfall (note 1) or an unfavourable ruling in the before mentioned legal proceedings, the value of the put option may reduce to $Nil.

b)	Hedge liability

In order to satisfy the conditions precedent to the senior debt facilities (note 11), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at June 30, 2012 and December 31, 2011 are as follows:

Copper hedged	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	June 30,	December 31,
			2012	2011

33,716	2.40	3.96	(4,919)	(5,390)
130,146	2.40	3.97	(18,563)	(20,383)
17,637	2.40	4.01	(2,363)	(2,604)
11,097	2.40	4.02	(1,439)	(1,589)

192,596	2.40	3.97	(27,284)	(29,966)

The Company values its hedge liabilities using an option valuation model. The primary inputs in the valuation model are copper price, copper price volatility and interest rates. The Company recognized a fair value adjustment in the Consolidated Statement of Operations during the three months and six months ended June 30, 2012 of $33,218 (2011 - $4,410) and $2,682 (2011 - $(26,726)).

12	Share capital

	a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – December 31, 2011	24,670,477
Warrants exercised during the period	(984,375)
Warrants expired during the period	(109,375)

Warrants outstanding – June 30, 2012	23,576,727

The following table summarizes information about share purchase warrants outstanding at June 30, 2012:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

1.00 to 1.49	7,408,727	3.00	1.38
1.50 to 2.50	16,168,000	0.23	2.49

	23,576,727	1.10	2.14

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – December 31, 2011	27,987,500	0.95
Granted	50,000	0.92
Exercised	(450,000)	0.40
Forfeited	(3,250,00)	1.05

Stock options outstanding – June 30, 2012	24,337,500	0.95

The following table summarizes information about stock options outstanding and exercisable at June 30, 2012:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	4,010,00	0.88	0.40	4,010,00	0.40
0.50 to 0.99	4,370,000	3.15	0.71	2,757,500	0.64
1.00 to 1.49	15,957,500	3.41	1.15	11,683,750	1.15

	24,337,500	2.95	0.95	18,451,250	0.91

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

c)	Stock options (continued)

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At June 30, 2012, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

During the period, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 50,000 five-year stock options to consultants and employees, with a fair value of $25 (Cdn$25) attributed to these options. The total stock-based compensation recorded during the three and six months ended June 30, 2012 on all vested options was $(183) (2011 – $2,443) and $895 (2011 – $4,916). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (three months ended: $(97); 2011 – $1,573 and six months ended: $641; 2011 – $3,206) or to property, plant and equipment (three months ended: $(86); 2011 – $870 and six months ended $254; 2011 – $1,710), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	June 30,	June 30,
	2012	2011

Risk-free interest rate	1.15%	1.88%
Dividend yield	0%	0%
Expected volatility	75%	79%
Expected stock option life	3.85 years	3.16 years
Weighted average forfeiture rate	5.46%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$0.9945	$1.0240
Weighted average fair value of stock options granted	$0.50	$0.59

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	General and administration expense

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Office and administration	834	785	1,404	1,379
Management and directors fees	1,096	586	1,298	739
Wages	2,001	1,656	3,243	2,634
Professional and consulting fees	1,095	656	1,548	1,225
Stock-based compensation (note 12(c))	(97)	1,573	641	3,206
Shareholders information	311	320	2,134	644
Depreciation	630	396	1,240	736

	5,870	5,972	11,508	10,563

14	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Directors fees – administration	159	103	265	154
Management fees – administration	930	483	1,033	585
Management fees – development costs	108	214	221	322

	1,197	800	1,519	1,061

The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three and six months ended June 30, 2012 of $39 (2011 – $44) and $92 (2011 –$91). The above transactions occurred at commercial terms. The loans from the Consortium also represent related party transactions. The terms and conditions of these loans are described in notes 9 and 10.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at June 30, 2012 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	19,360	777,993	797,353
Current assets	9,807	70,005	79,812

Total assets	29,167	847,998	877,165

Total liabilities	15,511	775,120	790,631

The breakdown by geographic region as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339

Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

No revenues were earned in either of the geographic areas.

16	Commitments and contingencies

a)

The Company has entered into numerous contracts regarding development and operations of the Boleo Project. Total contractual obligations entered at June 30, 2012 are estimated to be $307,198, the payments for which are expected as follows:

2012	241,833
2013	64,470
2014	259
2015	166
Thereafter	470

307,198

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

16	Commitments and contingencies (continued)

b)

The Company entered into a 10 year office lease in 2010 at an average monthly lease expense of $52 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $471 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $743 (Cdn$757) prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2012	307
2013	614
2014	614
2015	614
Thereafter	2,896

5,045

c)

As required by the terms of the senior debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

In April 2012, Louis Dreyfus Commodities filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors, which it says share responsibility for Baja's alleged failure to make timely disclosure of the cost overruns (note 11(a)).

d)

Under the terms of the senior debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company previously deposited $4,900 and has committed to deposit an additional $8,500 into the project reclamation funding account before December 31, 2013, for a total of $13,400.

2012	4,900
2013	3,600

8,500

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2012
(expressed in thousands of US dollars, unless stated otherwise)

16	Commitments and contingencies (continued)

e)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250,000;

  punitive damages in the amount of Cdn$10,000; and

  interest and costs

The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

17	Supplemental cash flow information

Cash and cash equivalents comprise:

	June 30,	June 30,
	2012	2011

Cash in bank	31,859	16,315
Term deposits with maturity of less than three months	5,645	1,623

	37,504	17,938

The non-cash investing and financing activities of the Company include the following:

	June 30,	June 30,
	2012	2011

Increase in accounts payable and accrued liabilities related to property, plant and equipment	59,252	12,435

Increase (decrease) in accounts payable and accrued liabilities related to deferred financing costs	444	(444)

Borrowing costs	56,964	5,236

Stock-based compensation	254	1,710

Other supplemental information:

Interest received	513	263

Interest paid	2,993	-